UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Kingsway Financial Services Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

496904202

(CUSIP Number)

Terence M. Kavanagh

45 St. Clair Avenue West, Suite 400

Toronto, Ontario, Canada M4V 1K9

Telephone: (416) 923-1477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	Names of reporting persons Oakmont Capital Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,468,037
	8	Shared voting power 0
	9	Sole dispositive power 2,468,037
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 2,550,537 (See Item 5 herein)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐ Not Applicable
13	Percent of class represented by amount in Row (11) 11.42% (See Item 5 herein)
14	Type of reporting person CO

1	Names of reporting persons E.J.K. Holdings Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,000
	8	Shared voting power 2,468,037
	9	Sole dispositive power 6,000
	10	Shared dispositive power 2,468,037

11	Aggregate amount beneficially owned by each reporting person 2,550,537 (See Item 5 herein)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐ Not Applicable
13	Percent of class represented by amount in Row (11) 11.42% (See Item 5 herein)
14	Type of reporting person CO

1	Names of reporting persons 1272562 Ontario Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,000
	8	Shared voting power 2,468,037
	9	Sole dispositive power 3,000
	10	Shared dispositive power 2,468,037

11	Aggregate amount beneficially owned by each reporting person 2,550,537 (See Item 5 herein)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☐ Not Applicable
13	Percent of class represented by amount in Row (11) 11.42% (See Item 5 herein)
14	Type of reporting person CO

1	Names of reporting persons Terence M. Kavanagh
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 28,750
	8	Shared voting power 2,468,037
	9	Sole dispositive power 28,750
	10	Shared dispositive power 2,468,037

11	Aggregate amount beneficially owned by each reporting person 2,550,537 (See Item 5 herein)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☒ (See Item 5 herein)
13	Percent of class represented by amount in Row (11) 11.42% (See Item 5 herein)
14	Type of reporting person IN

1	Names of reporting persons Gregory P. Hannon
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 31,000
	8	Shared voting power 2,468,037
	9	Sole dispositive power 31,000
	10	Shared dispositive power 2,468,037

11	Aggregate amount beneficially owned by each reporting person 2,550,537 (See Item 5 herein)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☒ (See Item 5 herein)
13	Percent of class represented by amount in Row (11) 11.42% (See Item 5 herein)
14	Type of reporting person IN

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed on March 5, 2009, as previously amended on December 12, 2012, September 13, 2013 and September 20, 2013 (the “Schedule 13D”) by Oakmont Capital Inc., an Ontario corporation (“Oakmont”), E.J.K. Holdings Inc., an Ontario corporation (“EJK”), 1272562 Ontario Inc., an Ontario corporation (“1272562”), and Gregory P. Hannon and Terence M. Kavanagh, each of whom are citizens of Canada (collectively, the “Reporting Persons”). Capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. All references to common shares in this Amendment have been adjusted for the rights offering which expired on September 6, 2013 (the “Rights Offering”).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended by inserting the following:

In addition, in connection with the previously announced Rights Offering, the Reporting Persons have received 381,250 Series B Warrants of the Issuer. Each such warrant entitles the Reporting Persons to purchase one Share. The terms and conditions of the Series B Warrants are set forth in the previously filed Common Stock Series B Warrant Agreement. On September 14, 2014, Oakmont exercised the previously reported 381,250 Series A Warrants to purchase the same number of Shares at a price of US$4.50 per Share, or an aggregate purchase price of US$1,715,625.

In addition, on February 3, 2014, Oakmont purchased 13,143 Class A Preferred Shares, Series 1, and 82,144 Series C Warrants from the Issuer for an aggregate purchase price of US$328,575. Each Preferred Share is convertible into 6.25 Shares (or an aggregate of 82,143 Shares for such 13,143 Preferred Shares) at a conversion price of US$4.00 per share. On July 8, 2014, the Series C Warrants were automatically exchanged with the Issuer for the same number of Series B Warrants. As a result, Oakmont currently owns 463,394 Series B Warrants.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

(a)	As of the close of business on March 21, 2019, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,550,537 Shares, representing approximately 11.42% of the Issuer’s outstanding Shares (based upon the 21,787,728 Shares stated to be outstanding as of December 31, 2018 in the Issuer’s Form 8-K dated March 15, 2019 plus the 545,537 Shares issuable upon exercise of the Reporting Persons’ Series B Warrants and conversion of the Reporting Persons’ Class A Preferred Shares).
Oakmont has sole voting power and sole dispositive power with respect to the 2,468,037 Shares that it owns directly. Oakmont may be deemed to be a beneficial owner of the balance of the 2,550,537 Shares beneficially owned by the Group, by virtue of its participation in the Group. EJK has sole voting power and sole dispositive power with respect to the 6,000 Shares that it owns directly. EJK has shared voting power and shared dispositive power with respect to the 2,468,037 Shares owned directly by Oakmont, by virtue of EJK’s ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. EJK may be deemed to be a beneficial owner of the balance of the 2,550,537 Shares beneficially owned by the Group, by virtue of its participation in the Group.

1272562 has sole voting and sole dispositive power with respect to 3,000 Shares that it owns directly. 1272562 has shared voting power and shared dispositive power with respect to the 2,468,037 Shares owned directly by Oakmont, by virtue of its ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. 1272562 may be deemed to be a beneficial owner of the balance of the 2,550,537 Shares beneficially owned by the Group, by virtue of its participation in the Group.

Mr. Kavanagh has sole voting power and sole dispositive power with respect to 26,875 Shares owned through a self-directed Retirement Savings Plan, 1,750 Shares owned directly and 125 Shares owned directly by a trust for his nephew (Mr. Kavanagh is the sole trustee). Mr. Kavanagh has shared voting power and shared dispositive power with respect to the following Shares:

(i)	the 6,000 Shares owned directly by EJK, by virtue of Mr. Kavanagh’s ownership of all of the outstanding voting stock of EJK; and (ii) the 2,468,037 Shares owned directly by Oakmont, by virtue of Mr. Kavanagh’s ownership of all the outstanding voting stock of EJK, and EJK’s ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont.

Mr. Kavanagh may be deemed to be a beneficial owner of the balance of the 2,550,537 Shares beneficially owned by the Group, by virtue of his participation in the Group.

Mr. Kavanagh’s sister owns directly and through a registered retirement savings account 13,500 Shares as to which Mr. Kavanagh disclaims beneficial ownership.

Mr. Hannon has sole voting power and sole dispositive power with respect to the following Shares:

(i)	the 22,500 Shares owned directly by him or through a self-directed Retirement Savings Plan; and (ii) the 4,500 Shares owned directly by two trusts for Mr. Hannon’s children; Mr. Hannon is the sole trustee of each such trust.

Mr. Hannon has shared voting power and shared dispositive power with respect to the following Shares:

(i)	the 3,000 Shares owned directly by 1272562, by virtue of Mr. Hannon’s ownership of all of the outstanding voting stock of 1272562;

(ii)	the 4,000 Shares owned directly by Gilter Inc., an Ontario corporation of which all of the outstanding voting stock is owned by the Gregory Hannon Family Trust, of which Mr. Hannon is one of two trustees;

(iii)	the 2,468,037 Shares owned directly by Oakmont, by virtue of his ownership of all of the capital stock of 1272562, and 1272562’s ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont; and

(iv)	the 13,750 Shares owned directly by Mr. Hannon’s spouse.

Mr. Hannon may be deemed to be a beneficial owner of the balance of the 2,550,537 Shares beneficially owned by the Group, by virtue of his participation in the Group.

(c)	As indicated above, on February 3, 2014, Oakmont purchased 13,143 Class A Preferred Shares and 82,144 Series C Warrants from the Issuer for an aggregate purchase price of US$328,575. On September 14, 2014, Oakmont exercised the previously reported 381,250 Series A Warrants to purchase the same number of Shares at a price of US$4.50 per Share, or an aggregate purchase price of US$1,715,625. In addition, the following open market purchases were made by Oakmont since the filing of the previous amendment to the Schedule 13D:

Date of Transaction	Amount of Shares Purchased	Price Per Share
12/10/14	25,000	US$	5.42
12/12/17	60,000	Cdn$	6.50

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2019

OAKMONT CAPITAL INC.

By:	/s/ Terence M. Kavanagh
Name:	Terence M. Kavanagh
Title:	President

E.J.K. HOLDINGS INC.

By:	/s/ Terence M. Kavanagh
Name:	Terence M. Kavanagh
Title:	President

1272562 ONTARIO INC.

By:	/s/ Gregory P. Hannon
Name:	Gregory P. Hannon
Title:	President

/s/ Terence M. Kavanagh
Terence M. Kavanagh

/s/ Gregory P. Hannon
Gregory P. Hannon